UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): January 18, 2005

THE CLOROX COMPANY
(Exact name of registrant as specified in its charter)

Delaware

(State or other

jurisdiction of

incorporation or

organization)

1-07151

(Commission File
Number)

31-0595760

(I.R.S. Employer
Identification No.)

1221 Broadway, Oakland, California 94612-1888

(Address of principal executive offices)   (Zip code)

(510) 271-7000

(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.)

[ ] Written communications pursuant to Rule 425 Under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02(d) ELECTION OF NEW DIRECTOR

On January 18, 2005, the board of directors of The Clorox Company (the "Company") elected Carolyn M. Ticknor as a director to fill a vacancy in the board. Ms. Ticknor was appointed as a member of Finance Committee of the board.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CLOROX COMPANY

Date: January 21, 2005   By: /s/ LAURA STEIN
                                                  Senior Vice President –
                                                  General Counsel